Exhibit 1

Media Release

20 July 2015

Westpac confirms impact of APRA’s interim change to calculations of risk weighted assets for Australian residential mortgages

Westpac Group has today been notified by APRA of an interim change to how risk weighted assets (RWA) will be calculated on Australian residential mortgages for banks that use the advanced internal ratings-based (IRB) approach to credit risk. The change will be applied by increasing the correlation factor1 used in determining RWA for Australian residential mortgages.

Based on our portfolio, at 31 March 2015, the change has been estimated to increase the RWAs for Australian residential mortgages by $40.7 billion. The outcome of this change will lead to the ratio of mortgage RWA to mortgage exposures for the Group increasing from around 16% to approximately 25%.

The actual impact on RWAs will depend on the Australian mortgage portfolio size and composition as at the effective date of 1 July 2016.

Westpac Chief Financial Officer, Peter King, said: “We are well placed for this change having already taken a number of significant steps to boost our capital position, including partially underwriting the First Half 2015 DRP and the recent sale of shares in BT Investment Management.

“After allowing for these initiatives, and if the impact of today’s APRA changes were effective immediately, on a pro-forma2 basis, the 31 March 2015 Westpac CET1 capital ratio would have been 8.5%. This would be just below our preferred CET1 capital range of 8.75% to 9.25%, more than a year prior to the required implementation.

“The impact of this change will require a further $3 billion of capital to lift the Group’s 8.5% 31 March 2015 pro-forma CET1 capital ratio towards the top end of our preferred range,” Mr King said.

Today’s announcement follows the release last week of APRA’s International Capital Comparison study that provided further confirmation that Australia’s major banks are well capitalised. The additional capital required to meet the higher RWA will contribute to the increase in capital that APRA identified in the study.

1 The increased correlation factor implies a higher expectation of more mortgages defaulting at the same time in a downturn.

2 The pro-forma ratio adjusts the 31 March 2015 CET1 ratio for the capital raised through the DRP, the DRP underwrite and BTIM sale.  In addition it increases RWA by $40.7 billion associated with the increased correlation factor.

“Notwithstanding these changes, the Australian bank residential mortgage portfolios remain high quality,” Mr King said.

“As we outlined in our submission to the FSI, there is no strong evidence that increasing mortgage risk weights for banks using advanced IRB will provide further benefits for customers in an already competitive lending market.

“While Westpac is well-placed to meet these changes, increased capital does come at a cost. The cost of holding higher capital will inevitably be borne by customers and shareholders,” Mr King said.

For Further Information

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